SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

      Yes       No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NOVEMBER TRAFFIC GROWS 4%
TO 11.7M GUESTS

Ryanair Holdings plc today (Mon, 4 Dec) released November 2023 traffic stats as follows:

	Nov 22	Nov 23	Change
Guests	11.2m	11.7m	+4%
L. Fact	92%	92%	-
Ryanair operated over 66,400 flights in November 2023. Over 960 flights cancelled due to Israel/Gaza conflict.

Rolling	Nov 22	Nov 23	Change
Guests	158.4m	180.8m	+14%
L. Fact	91%	94%	+3% pts

ENDS

For further info
please contact:
Ryanair Press Office
Tel: +353-1-9451799
press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 December, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary